FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  August, 2004

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: August 17, 2004	/s/ Doug Perkins Doug Perkins

EXHIBIT INDEX

99.1	Consolidated Interim Financial Statements and the notes thereto for the second quarter ended June 30, 2004 and Management's Discussion and Analysis for the same period

99.2	Form 52-109FT2 Certification of Interim Filings during Transition Period — Douglas G. Perkins

99.3	Form 52-109FT2 Certification of Interim Filings during Transition Period — Ronald N. Little

EXHIBIT 99.1

OREZONE RESOURCES INC.

Consolidated Financial Statements
&
Management Discussion and Analysis

Quarter ended June 30, 2004
(Unaudited prepared by management)

Financial Statements

Consolidated Statements of Operations and Deficit	2
Consolidated Statements of Deferred Exploration Expenses	3
Consolidated Cash Flows	4
Consolidated Balance Sheets	5
Notes to Consolidated Financial Statements	6 to 14

Management Discussion and Analysis	15 to 23

Orezone Resources Inc.
Consolidated Statements of Operations and Deficit
June 30, 2004, 2003
(expressed in US dollars)

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003

Revenue

Administrative expenses
Management and consulting fees	281,217	20,612	634,334	63,665
Travel and promotion	33,548	22,820	79,970	42,694
Rental expenses	885	4,609	8,105	7,401
Report to shareholders	18,411	9,659	18,619	12,749
Conferences and subscriptions	21,523	18,406	38,362	30,342
Stationery and office expenses	29,476	7,976	59,385	9,158
Professional fees	53,192	57,012	160,491	78,519
Telecommunications	4,519	2,703	7,324	3,747
Transfer agent fees	1,488	5,005	7,354	8,455
Regulatory authorities	4,808	1,256	75,297	10,453
Government fees
Interest and penalties	442	5,626	688	5,626
Amortization of equipment	10,901	10,901
Interest on note payable	5,301	19,789	19,853	38,123
Exchange loss (gain)	339,789	(6,611)	338,446	(6,218)

Total Administrative Expenses	805,500	168,862	1,459,131	304,714

Interest income	73,074	32,019	168,685	36,936

Net loss	(732,426)	(136,843)	(1,290,446)	(267,778)
Deficit, beginning of year	(7,631,231)	(5,502,898)	(7,073,211)	(5,371,963)

Deficit, end of year	(8,363,658)	(5,639,741)	(8,363,658)	(5,639,741)

Basic and diluted net loss per share	(0.01)	(0.00)	(0.01)	(0.00)

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.
Consolidated Statements of Deferred Exploration Expenses
For the Six Months Ended June 30, 2004, 2003
(expressed in US dollars)

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003

Balance, beginning of year	4,779,685	3,616,206	2,721,948	2,627,968

Additions
Drilling - RC	1,065,318	1,878,881	393,952	530,106
Drilling - Diamond	400,497	608,843	4,410	68,537
Drilling - RAB	126	27,540	--	--
Geophysical Survey-Ground	90,824	159,852	--	6,351
Geophysical Survey-Airborne	425	4,242	--	0
Geological Survey	37,489	86,319	18,785	27,280
Geochemical Survey	4,685	41,142	85,049	132,053
Line Cutting	4,313	9,178	--	--
Trenching	--	29	3,266	23,892
Stripping	368	785	4,467	6,204
Property & Evaluation	30,938	37,996	--	--
Land Tenure	2,042	17,096	59,332	59,448
Compilation	9,454	11,331	--	--
Administration-Ouagadougou office	65,071	549,033	130,525	234,198
Administration camp	176,167	278,930	38,600	101,908

Total Additions	1,887,717	3,711,196	738,386	1,189,977

Deductions
Partners' contributions	--	660,000	296,526	654,137

Total Deductions	--	660,000	296,526	654,137

Balance, end of year	6,667,402	6,667,402	3,163,808	3,163,808

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.
Consolidated Statement of Cash Flows
For the Six Months Ended June 30, 2004, 2003
(expressed in US dollars)

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2003	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003

OPERATING ACTIVITIES

Net Loss	(732,426)	(136,843)	(1,290,446)	(267,778)
Non-cash items
Amortization of equipment	33,776		50,965
Interest on note payable	5,301	89,052	19,853	165,092
Realized gain on note payable	(57,699)		(57,699)
Stock options issued	212,384		980,282
Changes in non-cash working capital items	(210,151)	(249,256)	(128,684)	(208,649)

Cash flows used in operating activities	(748,816)	(297,047)	(425,729)	(311,335)

INVESTING ACTIVITIES

Exploration funds		(8,483)		(15,716)
Investment in listed shares	(55,056)	(94,492)	(314,255)	(96,421)
Equipment	(17,206)	(1,644)	(105,706)	(40,140)
Deferred exploration expenses	(1,887,717)	(738,385)	(3,711,196)	(1,189,977)
Optionee contribution		296,526	660,000	654,137

Cash flows used in investing activities	(1,959,979)	(546,478)	(3,471,157)	(688,117)

FINANCING ACTIVITIES

Share purchase warrants		16,513		30,593
Issue of shares	268,535	521,718	521,163	3,896,557
Stock options redeemed	(11,681)	22,044	(52,139)	39,389
Share issue expenses		(25,743)		(307,830)

Cash flows from financing activities	256,854	534,532	469,025	3,658,709

Translation Adjustment		211,637		247,608

Net increase (decrease) in cash and cash equivalent	(2,451,941)	(97,357)	(3,427,863)	2,906,865

Cash and cash equivalents, beginning of year	9,601,115	3.970,769	10,577,038	966,547

Cash and cash equivalents, end of period	7,149,175	3,873,412	7,149,175	3,873,412

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.
Consolidated Balance Sheets
June 30, 2004 and December 31, 2003
(expressed in US dollars)

	2004	2003

ASSETS

Current assets
Cash and cash equivalents	7,149,175	10,577,038
Taxes receivable and other receivables	90,449	53,198
Prepaid expenses	478,428	63,043

	7,718,053	10,693,279

Listed shares, at cost (market value $821,104)	1,101,334	787,079
Equipment	190,279	135,538
Mineral exploration properties, at cost	6,804,907	6,804,907
Deferred exploration expenses, at cost	6,667,402	3,616,204

	22,481,974	22,037,007

LIABILITIES

Current liabilities
Accounts payable	191,961	512,869
Accrued liabilities	690,839	45,977

	882,800	558,847
Note payable	--	1,003,228

	882,800	1,562,075

SHAREHOLDERS' EQUITY

Capital Stock	27,609,205	26,122,660
Share purchase warrants	6,964	6,964
Contributed surplus	1,863,453	935,309
Cumulative translation adjustment	483,211	483,211
Deficit	(8,363,658)	(7,073,211)

	21,599,175	20,474,932

	22,481,974	22,037,007

The accompanying notes are an integral part of the consolidated financial statements.

(Signed) "Ronald N. Little" (Ronald N. Little), Director	(Signed) "David G. Netherway" (David G. Netherway), Director

Orezone Resources Inc.
Notes to Consolidated Financial Statements
Quarter ended June 30, 2004
(expressed in United States dollars)

1 — GOVERNING STATUTES, NATURE OF OPERATIONS AND GOING CONCERN

The Company, incorporated under the Canada Business Corporations Act, is a natural resource company engaged in the acquisition, exploration and development of precious metal properties. The Company is in the process of exploring and evaluating its mineral properties and projects and has not yet determined whether its properties and projects contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become payable, including the completion of acquisitions of mineral properties and projects, is dependent on the ability of the Company to obtain necessary financing. The recoverability of amounts shown for mineral properties is dependent upon the ability of the Company to obtain necessary financing to complete the acquisition, exploration and development thereof, the Company entering into acquisition, joint venture or option agreements in respect of its mineral properties and projects, the discovery of economically recoverable reserves on the Company’s mineral claims, confirmation of the Company’s interest in the underlying mineral claims, and future profitable production or sufficient proceeds from the disposition thereof. A significant portion of the Company’s operations are located in Burkina Faso and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, and the recoverability of investments in Burkina Faso can be affected by changing economic, regulatory and political situations.

The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2 — CHANGES IN ACCOUNTING POLICIES

During the current quarter, the Company did not change any significant accounting policies.

3 — ACCOUNTING POLICIES

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The accounting policies used in the preparation of these interim consolidated financial statements conform to those used in the Company’s annual consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2003.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
Quarter ended June 30, 2004
(expressed in United States dollars)

4 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES

All of the Burkina Faso properties are subject to The Mining Law #031-2003 of Burkina Faso, dated May 8, 2003. All of Orezone’s properties are exploration permits as defined by the law. A subsidiary of the Company owns 100% of all of these properties. Under the Burkina Faso law, the exploration permit gives the holder the exclusive right to explore for minerals requested on the surface and subsurface within the boundaries of the permit. This permit also gives the permit holder the exclusive right, at any moment, to convert the exploration permit to a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to article 20 of the law, mining permits are treated as real property rights with complete right of mortgage and liens. Both exploration and mining permits are transferable rights. Pursuant to article 78 of the law, only holders of exploitation (mining) permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. At this point in time, all properties are exploration permits so there is no requirement to maintain a reserve for future reclamation and the Company has no environmental liability under the Burkina Faso Mining Law. The law also guarantees a stable fiscal regime for the life of any mine developed.

	June 30, 2004		December 3, 2003

	Acquisition cost	Deferred exploration expenses	Acquisition cost	Deferred exploration expenses

	$	$	$	$
AFRICA
Golden Hill (Intiedougou) (a)	475,200	1,579,061	475,200	1,536,799
Kerboule (b)	213,447	755,767	213,447	740,115
Bondi (Bondigui) (c)	146,185	2,387,197	146,185	647,087
Sebedougou (d)	5,698	332,892	5,698	250,155
Sega (Seguenaga) (e)	11,410	973,886	11,410	503,920
Essakan (f)	5,895,646	3,127,714	5,895,646	1,863,940
Bombore (g)	57,321	246,671	57,321	233,544
Gueguerre (h)		40,308		17,903
Markoye (i)		26,444		13,048
Poyo (j)		14,772		1,811
Boukou (k)		40,516		24,946
Niger (l)		19,236

	6,804,907	9,544,464	6,804,907	5,833,268
Optionees' contributions (n)		(3,070,370)		(2,410,370)

	6,804,907	6,474,094	6,804,907	3,422,898

CANADA
Waxatike (m)		196,473		196,473
Option payment (n)		(3,165)		(3,165)

	193,308		193,308

	6,804,907	6,667,402	6,804,907	3,616,206

Orezone Resources Inc.
Notes to Consolidated Financial Statements
Quarter ended June 30, 2004
(expressed in United States dollars)

a)    Golden Hill (Intiédougou), Burkina Faso

The Company holds an exploration permit covering 305 square kilometres.

b)    Kerboulé, Burkina Faso

The Company holds an exploration permit covering 404 square kilometres. A Burkina Faso party holding a right to a 25% interest may contribute to future programs or revert to dilution and eventually a 3% Net Smelter Return (NSR) where (75 per cent) can be repurchased by the Company for $1.5 million.

c)    Bondi (Bondigui), Burkina Faso

The Company holds an exploration permit covering 340 square kilometres.

d)     Sébédougou, Burkina Faso

The Company holds an exploration permit covering 244 square kilometres.

e)    Sega (Séguenega), Burkina Faso

The Company holds an exploration permit covering 400 square kilometres. IAMGOLD Corporation (formerly Repadre Capital Corporation) holds a 2% NSR royalty on future production.

f)    Essakan, Burkina Faso

The Company acquired a 100% interest in 6 permits covering 1,433 square kilometres. The property was acquired in the July 2002 acquisition of Cornation International Mining Corporation (“CIMC”). This property is subject to an option agreement (July 19, 2002) with a subsidiary of Gold Fields Limited. The optionee may exercise the first stage of the option and acquire a 50% earned interest by incurring cumulative expenditures of $8,000,000 on or before the 5th anniversary date. The optionee must expend at least $1,000,000 in each of the five years. If the optionee exercises the first stage of the option it will acquire the right to exercise the 2nd stage of the option which gives it the right, at any time prior to the 5th anniversary date (July 19, 2007) to elect to acquire an additional 10% and will do so by completing a bankable feasibility study, at its sole cost and delivery to the partners, prior to the 7th anniversary date. Upon acceptance of the bankable feasibility study by the partners, a joint venture will be created between the parties. If the Optionee does not exercise the 2nd stage option, each party will maintain the first stage 50:50. The optionee is allowed to pay cash in lieu of exploration expenditures at any point to maintain the option agreement in good standing.

g)    Bombore, Burkina Faso

The Company holds an exploration permit covering 250 square kilometres. The Company must spend CDN$2M to earn 50%, earn another 20% by completing a bankable feasibility study, and then has 90 days to pay $1M to reduce owner to 1% NSR.

h)    Gueguerre, Burkina Faso

The Company holds an exploration permit covering 160 square kilometres.

i)    Markoye, Burkina Faso

The Company holds an exploration permit covering 153 square kilometres.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
Quarter ended June 30, 2004
(expressed in United States dollars)

j)    Poyo, Burkina Faso

The Company obtained a new exploration permit in 2003 covering 250 square kilometres.

k)    Boukou, Mali

The Company obtained a reconnaissance permit of approximately 80 square kilometres in the Republic of Mali in 2003. This short term permit gives the Company exclusive right to convert the permit into a Mineral Exploration Permit in 2004. The Company was awarded an Exploration permit for this property during the first quarter 2004.

l)    Kossa, Niger

The Company obtained 2 prospecting permits in the country of Niger covering 2,566 square kilometres. Negotiations are underway to convert these into exploration permits with a mining convention as is the norm in Niger.

All exploitation licenses in the Republic of Burkina Faso are subject to a 10% carried interest and a 3% NSR in favour of Burkina Faso once a Mining Convention is signed and an exploitation license is awarded by the government. The Mining Convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The law states that no new taxes can be imposed. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

m)    Waxatike, Ontario

The Companys’ investment in Waxatike is an earn in. The property consists of 42 claim blocks totalling 555 units for 89 square kilometres located in the Porcupine Mining Division, approximately 50 km west of Kapuskasing Ontario, Canada. Northern Shield Resources Inc. holds a 100% interest in these claims with the Company having the right to earn a 50% interest in the property by incurring exploration expenditures of CDN$500,000.

n)     Optionees’ contributions and option payment

Gold Fields Limited, through it’s subsidiary Orogen Holding (B.V.I) Ltd. (the “Optionee”) invested $660,000 in the Essakan properties during Q1 & Q2 2004 ($1,625,725 2003-12 months), ($300,000 in 2002). If the Optionee abandons it’s option to earn-in, there is no requirement for the Company to return funds to the Optionee or to compensate the Optionee in any way. The Company nets optionee payments against gross deferred exploration expenditures so as to reflect only the net expenditure by the Company on each property. If the Optionee abandons it’s interest in the property, the Company would gross up the deferred exploration expenditure at that time to reflect the contribution of the Optionee.

5 — NOTE PAYABLE

The Note Payable was exchanged for 1,112,650 Common Shares of the Company on May 4, 2004. There is no further interest or obligation on the part of the Company in relation to this Note Payable.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
Quarter ended June 30, 2004
(expressed in United States dollars)

6 — CAPITAL STOCK

Authorized

Issued and fully paid:

	June 30, 2004

	Number	$

Balance, January 1, 2004	101,602,893	26,122,660

Issued in counterpart of:

Debt Restructuring	1,112,650	917,599

Exercise of warrants	1,130,791	397,242

Exercise of options	364,000	171,704

	2,607,441	1,486,545

Balance, June 30, 2004	104,210,334	27,609,205

The summary of the status of the Company’s fixed stock option plan as at June 30, 2004 as well as December 31, 2003 is presented below:

	June 30, 2004		December 31, 2003

	Shares	Weighted average exercise price	Shares	Weighted average exercise price

		$		$
Outstanding, April 1, 2004	6,391,450		3,786,450	0.33

Granted	300,000	1.00	3,175,000	0.37

Exercised	189,000	0.43	(1,295,000)	0.29

Cancelled	--		(125,000)	0.39

Expired

Outstanding, end of period	6,502,450		5,541,450	0.36

Options exercisable at
June 30, 2004	6,502,450		5,541,450

Orezone Resources Inc.
Notes to Consolidated Financial Statements
Quarter ended June 30, 2004
(expressed in United States dollars)

As at June 30, 2004, the following options are outstanding:

Expiry Date	Exercise price	Shares

	$
December 15, 2007	0.30	145,000
March 9, 2008	0.30	375,000
January 11, 2009	0.50	440,000
September 22, 2009	0.35	121,450
January 15, 2012	0.20	225,000
April 15, 2012	0.21	100,000
September 12, 2012	0.31	1,125,000
November 8, 2012	0.30	1,750,000
March 24, 2013	0.50	685,000
August 12, 2013	0.63	61,000
October 29, 2013	1.21	50.000
January 6,2014	1.20	975,000
March 12, 2014	1.20	150,000
May 10, 2014	1.00	300,000

		6,502,450

Stock-based compensation required by Section 3870 related to options granted increased the following expenses in the financial statements of the Company at June 30, 2004.

The Shareholders of the Company adopted a resolution dated June 17, 2004, amending the 1997-1998 Stock Option Plan pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Company (the “Admissible Persons”). The purpose of the Plan is to attract and motivate Admissible Persons by offering to such persons the opportunity to acquire (or to increase) an equity interest in the Company through the purchase of Shares under the Plan. This increased the amount of stock options available under the plan from 7,500,000 to 10,200,000 stock options.

June 30, 2004

$

Statement of Operations
Management and consultant fees	513,937
Administrative Salaries	157,774
Professional fees	134,343

Statement of Deferred Exploration
Consultants fees	404,199

1,210,253

Orezone Resources Inc.
Notes to Consolidated Financial Statements
Quarter ended June 30, 2004
(expressed in United States dollars)

The total $1,210,253 consideration amount was recorded as an increase in the contributed surplus. The fair value of each option granted was estimated on the grant date using the Black — Scholes option-pricing model with the following weighted average assumptions for the awards granted since the beginning of the year :

	2004	2003

Expected dividend yield	0%	0%
Expected volatility	120-122%	125%
Risk-free interest rate	4.31-4.82%	4.72-4.91%
Expected life	10 years	10 years

The weighted average fair value of stock options granted since the beginning of the year was $1.15 CAD.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the use of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can have a material effect on the fair market value, in Management’s opinion, the existing option pricing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Warrants

During the quarter no new warrants were issued.

The outstanding warrants to purchase common shares are as follows:

		Number of shares

Expiry date	Exercise price	June 2004	2003

	$CAD

September 19, 2003	0.40		500,000
November 6, 2003	0.30		500,000
December 20, 2003	0.20		50,000
July 20, 2004	0.30		2,237,801
October 15, 2004	0.68	213,806	344,866
January 19, 2005	0.57	27,868	27,868
August 24, 2004	0.60	5,622,500	6,250,000
February 24, 2004	0.40		812,500
March 27, 2005	1.20	5,600,000
October 27, 2004	0.90	596,433

Total		12,060,607	10,723,035

Orezone Resources Inc.
Notes to Consolidated Financial Statements
Quarter ended June 30, 2004
(expressed in United States dollars)

7 — RELATED PARTY TRANSACTIONS

There were no related party transactions recorded in the quarter ended June 30, 2004. In 2003 the amount was $130,000 CAD and included transactions with a corporation owned by a director and an officer.

These transactions were concluded in normal course of operations and were measured at the exchange amounts which represent fair value. These expenditures include management and geological services incurred by the director and officer as well as for technical field staff who are not directors, officers or related parties.

8 — FINANCIAL INSTRUMENTS

Fair value

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

Short-term financial instruments

Cash and cash equivalents, other receivables, accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount given that they will mature shortly.

During the quarter, the Company entered into forward contracts between the USD and Euro currencies in order to protect its cost for local expenditures in Africa that are in a currency fixed to the Euro. The following were executed with the May and June amounts exercised during the quarter:

Date	Euro amount	Rate	USD amount
July	80,000	1.1934	95,472
August	80,000	1.1931	95,448
September	80,000	1.1921	95,368
October	80,000	1.1918	95,344
November	80,000	1.1914	95,312
December	60,000	1.1911	71,466

Total	460,000	Avg. 1.19	548,410

Long-term financial instruments

The fair value of the listed shares is equivalent to the market value based on the closing price. Listed shares are from a number of Canadian mining and mineral exploration companies.

Orezone Resources Inc.
Notes to Consolidated Financial Statements
Quarter ended June 30, 2004
(expressed in United States dollars)

9 — AMORTIZATION

	2004			2003

	Cost	Accumulated amortization	Net	Net

	$	$	$	$
Furniture and Equipment	21,871	2,001	19,870	2,111
Computer Equipment	43,074	8,074	35,001	21,635
Communication Systems	15,175	2,529	12,646	15,175
Vehicles	176,000	68,057	107,943	85,603
Leasehold Improvements	17,782	2,964	14,819	11,014

	273,904	83,626	190,279	135,538

10 — SEGMENTED INFORMATION

The Company operates in West Africa and in one segment being the acquisition, exploration and development of mineral properties for economically recoverable reserves.

11 — COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

Orezone Resources Inc.
Management’s Discussion and Analysis
Quarter ended June 30, 2004

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document may contain or refer to certain forward-looking statements relating but not limited to Orezone’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Introduction

The following discussion and analysis of the operating results and financial condition for Orezone Resources Inc. (the “Corporation”), dated August 5, 2004, should be read in conjunction with the consolidated balance sheets of the Corporation as at June 30, 2004 and December 31, 2003 and the consolidated statements of operations and deficit, deferred exploration expenses and cash flows for the quarters ended June 30, 2004 and 2003.

The consolidated financial statements of the Corporation have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and would differ in certain material respects had they been prepared in accordance with accounting policies generally accepted in the United States (“US GAAP”) as outlined in Note 19 to the 2003 annual consolidated financial statements.

The Corporation’s consolidated financial statements are expressed in United States dollars. All amounts in this report are in US dollars unless otherwise noted. This is the first year of reporting in USD. Previous years balances have been converted as explained in Note 3 of the Notes to the Consolidated Financial Statements for the year ended December 31, 2003.

Orezone Resources Inc.
Management’s Discussion and Analysis
Quarter ended June 30, 2004

This M D & A is prepared in conformity with National Instrument 51-102 F1 and has been approved by the Board of Directors prior to release.

Overview

The Corporation is engaged in the acquisition, exploration and development of mineral properties, primarily in Burkina Faso, West Africa and this has been its main focus over the last three years. The Corporation also carried on a limited amount of exploration for diamonds, base metals and precious metals in Canada and other West African countries during this period. The Corporation’s objective is to identify commercially exploitable deposits of minerals (primarily precious metals) which can either be placed into production by the Corporation or disposed of for a profit to companies that wish to place such deposits into commercial production. Orezone has been active in Burkina Faso, West Africa since 1996. The Corporation made a decision to focus on Burkina Faso because it has similar geology, but is relatively unexplored, compared to the neighboring countries of Mali and Ghana where a number of major discoveries have been made. In addition, it is politically stable, has good infrastructure relative to much of West Africa and provided the opportunity to acquire both relatively large unexplored tracts of land as well as more advanced stage assets. These conditions, in combination with a weak gold price and resultant lack of interest among investors for gold equities, enabled the Corporation to establish a significant land position in Burkina Faso. At present, Orezone has interests in 10 different properties covering a total of 4,000 square kilometers in Burkina Faso. It also has approximately 2,900 square kilometers in Niger and 126 square kilometers in Mali.

The common shares of the Corporation are listed for trading on the Toronto and American Stock Exchanges under the symbol “OZN”. Until March 18, 2004, the Corporation’s shares were traded under the symbol ORZ on the Toronto Stock Exchange. The Corporation’s head office is in Ottawa, Ontario.

Jeffrey S. Ackert, the Corporation’s Vice President Exploration, is the qualified person under National Instrument 43-101 who supervises all work associated with the Corporation’s exploration programs in Africa.

Selected Quarterly Information

For the six months ended June 30

Consolidated Statements of Operations and Deficit Summary	2004	2003
Revenue	--	--
Management and consulting fees	$ 634,334	$ 63,665
Total Administrative Expenses	1,459,131	304,714
Write-off of deferred exploration expenses	--	--
Interest income	168,685	36,936
Net loss	(1,290,446)	(267,778)
Basic and diluted net loss per share	(0.01)	(0.00)
Shares outstanding	104,210,334	87,762,636

Orezone Resources Inc.
Management’s Discussion and Analysis
Quarter ended June 30, 2004

Consolidated Statements of Deferred Exploration Expenses Summary
Deferred exploration expenditures	$ 3,711,196	$ 1,189,977
Optionee contributions	(660,000)	(654,137)

Consolidated Statements of Cash Flows Summary
Cash flows used in operating activities	$ (425,729)	$ (311,335)
Cash flows used in investing activities	(3,471,157)	(688,117)
Cash flows from financing activities	469,025	3,658,709
Net increase (decrease) in cash and cash equivalents	(3,427,862)	2,906,865

Consolidated Balance Sheet Summary	June 30, 2004	Dec. 31, 2003
Cash and cash equivalents	$ 7,149,175	$10,577,038
Investment in listed shares (at cost)	1,101,334	787,079
Equipment	190,279	135,538
Mineral exploration properties	6,804,907	6,804,907
Deferred exploration	6,667,402	3,616,204
Long term debt	--	1,003,228
Shareholders' equity	21,599,175	20,474,932
Total assets	22,481,974	22,037,007

For the three months ended Consolidated Statements of Operations and Deficit Summary	June 30, 2004	June 30, 2003
Revenue	--	--
Management and consulting fees	281,217	20,612
Total Administrative Expenses	805,500	168,862
Write-off deferred exploration expenses	--	--
Interest income	73,074	32,019
Net loss	724,767	136,843
Basic and diluted net loss per share	(0.01)	(0.00)
Shares outstanding	104,210,334	87,762,636

Consolidated Statements of Deferred Exploration Expenses Summary
Deferred exploration expenditures	1,887,717	738,386
Optionee contributions	--	296,526

Consolidated Statements of Cash Flows Summary
Cash flows used in operating activities	(748,816)	(136,843)
Cash flows used in investing activities	(1,959,979)	(546,478)
Cash flows from financing activities	256,854	534,532
Net increase (decrease) in cash and cash equivalents	(2,451,940)	(97,357)

Orezone Resources Inc.
Management’s Discussion and Analysis
Quarter ended June 30, 2004

Results of Operations

During the quarter drilling continued on the Essakan, Sega and Bondi projects. The Corporation is still encountering delays with assay labs due to high volumes. There were no seasonal aspects that affected the quarter under review.

At the present time, the Corporation is still a development stage company with no operating business segment and no revenue generating activities.

In the first two quarters of 2004 the Corporation recorded $168,685 in interest income which represents a significant increase over interest income of $36,936 during the first two quarters of 2003. The increase was a function of the Corporation’s higher cash balances due to the completion of a financing in October 2003. The Corporation’s policy is to hold all cash investments in liquid instruments that are accessible within 24 hours. Over the first six months of 2004 the Corporation earned between 2.0 and 2.5 per cent on such instruments.

Management and consulting fees were substantially higher in the first half of 2004 than in the same period of 2003 due to higher activity levels, increased staffing and to the issuances of stock options which accounted for $634,334 in consulting fees and administrative salaries during the first 6 months compared to 63,665 in 2003. In 2003 there were no options issued during the first six months. Management & consulting fees were overstated in Q1 2004 as a result of recording the total value of stock options issued during the period instead of only recording the amount of stock options vested. The effect was to overstate Q1 expenses by $204,380. This was reversed in Q2.

The increase in total administrative expenditures in the first half of the year was largely due to higher management and consulting fees. The other contributing factors were increased activity with respect to investor relations, attendance at trade shows, travel, staffing and filing costs. The Corporation has invested cash in Canadian currency as the Canadian currency attracted superior real interest rates than US dollars. As the reporting currency of the Corporation is US dollars, Canadian GAAP requires that cash balances be adjusted to reflect exchange rates in effect at the end of the reporting period. The variation in the USD:CAD exchange rate between the beginning of the year and June 30, 2004 resulted in an accounting foreign exchange loss of approximately $398,000 USD. This loss was recorded as an exchange loss for the period.

During the first half of 2004 the Corporation made the decision not to write off any properties. The Corporation continues to review all properties on a quarterly basis and has no impairment of values to report on in the first six months of 2004.

In the first half of 2004 the Corporation recorded a net loss of $1,290,446 or $0.01 per share on both a basic and fully diluted basis, compared to a loss of $267,778 ($0.00 per share) in the first half of 2003.

Over the last three years the number of shares outstanding has increased substantially which has principally been due to private placement financings competed in 2002 and 2003 and to the acquisition of the Essakan property and repayment of associated debt in 2002 and 2004 respectively.

Orezone Resources Inc.
Management’s Discussion and Analysis
Quarter ended June 30, 2004

The largest cash expenditure during the six month period was on deferred exploration activities at the Corporation’s properties in Africa. In the first six months of 2004 the net cash expenditure was $3,051,196 compared to $535,840 during the same period of 2003. The net effect of these activities combined with cash administrative expenditures was that the Corporation’s cash balance decreased from $10,577,038 at December 31, 2003 to $7,149,175 as at June 30, 2004.

The investment in listed shares is related to investments made in public companies where future acquisitions and/or joint ventures could be pursued. The total market value of these shares was less than purchase price as at June 30, 2004. This is deemed to be a temporary market fluctuation and the carrying value has not been adjusted.

Exploration Activities

During the first half of 2004 a total of $3,711,196 was spent on exploration activities compared to $1,189,977 in the first half 2003. This increase was almost entirely due to increased activity levels at the Essakan, Sega and Bondi projects.

Year to date drilling

	# of holes	Meter
Reverse Circulation	464	38,365
Diamond Drill	35	4,769
Rotary Air Blast	54	1,512
Total	553	44,646

Bondigui: Drilling at Bondi continued through the quarter in order to delineate the Bondi main zone and to test drill test parallel zones as defined by geochemistry and ground geophysics. Results from drilling continue to show the continuity of the Bondi Main Zone and also indicate the potential for resources to be developed along strike, particularly to the south. Ground geophysics which included gradient IP, Pole Dipole IP and magnetics were completed over the Bondi Main Zone area. A second target area called Area 1, was also covered with ground geophysics. Area 1 has received surface geo-chem sampling and trenching in the past but no drilling to date. Test drilling is planned within the next six months. A mineral resource study was initiated in the quarter to assess the Indicated and Inferred gold resources at the Bondi Main Zone. Met Chem from Montreal was hired to compile and file an NI 43-101 compliant report which is expected to take place in the third quarter.

Essakan: Drilling at Essakan was temporarily stopped during the second quarter in order for the Orezone — Gold Fields Joint Venture to assess the results of the most recent drilling. The most recent drilling included investigation of the Essakan Main Zone (EMZ) where deep vertical RC holes tested the eastern limb and down plunge extensions of the orebody. Results were very positive on this zone and indicate potential to add more ounces to the Essakan gold resource. SRK in Cardiff, Wales, UK has been revising the Essakan

Orezone Resources Inc.
Management’s Discussion and Analysis
Quarter ended June 30, 2004

resource model and by the end of the quarter has produced a final draft of the resource numbers. A NI 43-101 compliant report will be published in the next month.

Seguenega: Drilling commenced on the Seguenega property in the 2nd quarter in order to follow up on recent results from the newly discover RZ zone, to infill the Bakou zone for a resource calculation and to drill the Gambo zone on 25m spacing to update the previous resource numbers. Results from the RZ drilling confirm a wide high grade zone over 125m of strike length. A third phase of drilling is now planned at RZ to test for strike extension and to test parallel zones. The Bakou Zone shows narrow but continuous structure in the south, widening to the north with grades in the range of 2.5 to 3.5 gAu/t. Results are still pending for part of the Bakou zone and all of the Gambo zone.

Others: Sebedougou received some gradient IP work and ground magnetics over a highly prospective area. Surface grab sampling has returned some multi-gram samples from sulphide rich material. At Gueguerre, all results from surface geochem sampling have been received and a cohesive anomaly exists over the south central portion of the permit. At Boukoutinnti, Mali a 3,300 termite mound sampling program was initiated over three areas, to follow up on multi-kilometre size gold in soil trends. In Niger, a compilation study was completed on the Kossa and Tin Awadi areas.

Next Quarter: Exploration will continue at Bondi through the next quarter with more definition drilling of the Bondi Main Zone. The south extension will be the target area. Essakan will see a program commence that will focus on drilling the EMZ, Falagountou, Sokadie and Gossey targets. Drilling at Sega will continue as weather permits to investigate two new targets, Tiba and Kyebelga, and to follow up positive results from the recent program.

Liquidity and Capital Resources

The Corporation finances its exploration and development activities by raising capital from equity markets and through contributions by joint venture partners. During 2004 the Corporation has not completed any equity financings. Cash balances remain high due to some warrants/options being exercised and Optionee Contributions on Essakan totaling $660,000 during the year to date.

The Corporation’s principal requirements for cash during 2004 will be administrative expenditures and deferred exploration expenditures. All expenditures on the Essakan project to date, are being financed by the Corporation’s joint venture partner. The Corporation’s direct exploration expenditures in 2004 are expected to be in the order of $3 million and administrative expenditures will be in the same order of magnitude as in the first half of the year. On this basis, the Corporation has adequate cash on hand to meet its current and planned exploration and administration expenditures for 2004 and has no immediate requirement to raise additional financing.

The Corporation anticipates that additional financing will be required in the future to potentially complete feasibility studies and to place one or more of its properties into production, or to make additional acquisitions or investments within the mining sector. On this basis, the Corporation continually reviews its

Orezone Resources Inc.
Management’s Discussion and Analysis
Quarter ended June 30, 2004

share price and the relative state of the capital markets and if it is determined that conditions are favorable, additional financings could be completed.

On May 4, 2004 the Corporation completed a debt conversion agreement with Great Western Mining Co. whereby long term debt of CAD$ 1,483,534 (at maturity) was repaid through the issuance of 1,112,650 shares. If all outstanding warrants and options were exercised, the Corporation would receive approximately $12,090,292 CAD in additional capital.

	June 30, 2004	March 31, 2004	December 31, 2004

Shares outstanding	104,210,334	102,150,385	101,602,893
Fully diluted shares outstanding	122,773,391	121,360,741	120,335,741
Capital Stock	$ 27,609,205	$ 26,839,843	$ 26,587,216

Forward Contracts

During the quarter the Corporation entered into off balance sheet transactions as defined by National instrument 51-102 as set out in the table below. The Corporation entered into the forward sales contracts listed below to fix the USD/EURO exchange rate in order to fix the exchange rates with respect to expenditures in Burkina Faso where the local currency (XOF) is fixed to the Euro. The May and June portions were exercised at a saving of $5,687 USD over spot to the Corporation.

Date	Euro amount	rate	USD amount
July	80,000	1.19	95,472
August	80,000	1.19	95,448
September	80,000	1.19	95,368
October	80,000	1.19	95,344
November	80,000	1.19	95,312
December	60,000	1.19	71,466

TOTAL	460,000	1.1927	548,410

After the end of the current quarter and before the issuance of this report, the Corporation entered into another forward sales contract to fix the exchange rates for an expected increase in exploration activity during the last half of the year.

Orezone Resources Inc.
Management’s Discussion and Analysis
Quarter ended June 30, 2004

Date	Euro amount	rate	USD amount
August	80,000	1.2429	99,432
September	80,000	1.2425	99,400
October	80,000	1.2422	99,376
November	80,000	1.2420	99,360
December	80,000	1.2418	99,344

TOTAL	400,000	1.2420	496,912

Transactions With Related Parties

During the first six months there were no transactions with related parties as described by FORM 51-102F1 nor were there any ongoing contractual or other commitments with related parties.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Corporation is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. At the current time there are no reportable proposed transactions.

Risks and Uncertainties

The Corporation is in the business of exploring for minerals and if successful, ultimately mining them. The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Corporation’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Corporation.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of risk and uncertainty and the Corporation’s common shares should be considered as a highly speculative investment. Current and potential investors should give special consideration to the risk factors involved. These risks are discussed more fully in the 2003 annual M D & A.

Critical Accounting Estimates

The Corporation does not make any critical accounting estimates other than the carrying value of deferred exploration expenditures. These are reviewed on a quarterly basis by a committee of the Board of Directors.

Changes in Accounting Policies including initial Adoption

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). As described in Note 19 of the 2003 annual financial statements, these principles differ in certain material respects from principles and practices that the Corporation would

Orezone Resources Inc.
Management’s Discussion and Analysis
Quarter ended June 30, 2004

have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Canadian GAAP as set out in the CICA Handbook defines mineral exploration properties to be tangible assets. Recent standards for business combinations, however, refer to mineral use rights as an example of contract-based intangibles, without removing the definition that categorizes them as tangible assets. The Corporation has classified these assets as mineral property tangible assets in accordance with Canadian GAAP. The Corporation believes that its properties are tangible assets and accounts for them as such, under current Canadian GAAP.

There were no significant changes in accounting policies during the first two quarters of 2004 with the exception of the adoption of the US dollar as reporting currency as of January 1, 2004.

Financial instruments and Other Instruments

Fair value

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments.

Short-term financial instruments

Cash and cash equivalents, other receivables, accounts payable and accrued liabilities are short-term financial instruments whose fair value approximates their carrying amount given that they will mature shortly.

Other M D & A Requirements

All relevant information related to the Corporation is filed electronically at www.sedar.com in Canada and www.edgar.com in the USA. This document forms an integral part of the Corporation’s Annual Information Form.

Outstanding share data has been disclosed above.

EXHIBIT 99.2

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Douglas G. Perkins, Chief Financial Officer of Orezone Resources Inc. certify that:

1.     I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Orezone Resources Inc., (the issuer) for the interim period ending June 30, 2004;

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 13, 2004

/s/ Douglas G. Perkins
Douglas G. Perkins
Chief Financial Officer

EXHIBIT 99.3

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Ronald N. Little, President & Chief Executive Officer of Orezone Resources Inc. certify that:

1.     I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Orezone Resources Inc., (the issuer) for the interim period ending June 30, 2004;

2.     Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.     Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 13, 2004

/s/ Ronald N. Little
Ronald N. Little
President & Chief Executive Officer